UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2001

Creo Products Inc.
(Translation of registrant's name into English)

3700 Gilmore Way, Burnaby, BC, Canada V5G 4M1
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]
Form 20-F  [ ] Form 40-F  [X]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   [ ] No  [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 -

NEWS RELEASE

CreoScitex
3700 Gilmore Way
Burnaby, BC
CANADA V5G 4M1
Tel. +1-604-451-2700
Fax. +1-604-437-9891
www.CreoScitex.com

CreoScitex
Rochelle van Halm
Tel. +1-604-451-2700
Fax. +1-604-437-9891
Email: rochelle_van_halm@creoscitex.com

FOR IMMEDIATE RELEASE

CreoScitex Achieves 1000th Milestone With Popular Spire Color Servers

Vancouver, CANADA (August 28, 2001) - CreoScitex, a division of Creo Products Inc. (NASDAQ: CREO; TSE: CRE) proudly announces that the 1,000th Spire™ color server will ship in September. Launched just one year ago, the Spire color servers drive high-speed, print-on-demand digital printers.

The first Spire color server was released in September 2000 for the Xerox® DocuColor100/130 press and earlier this year, a new Spire server was released for the Xerox DocuColor2045/2060 color press. Spire servers offer flexibility and workflow control for applications such as catalogs, flyers, complex long-run variable information jobs and simple presentations. The servers feature a simplified user interface combined with an extremely fast RIP guaranteeing a highly productive printing system.

Wide Acceptance of Spire Servers

"We are extremely pleased with the acceptance of Spire servers in the market place," said Mark Dance, Executive Vice President, Creo Products Inc. and President and Chief Operating Officer, CreoScitex. "Spire servers are being used by all market segments, with more than half of all installations made in organizations outside of the Graphic Arts community. We believe the Spire server family has allowed us to successfully extend our proven abilities in prepress and high speed data processing to new markets in digital printing."

"Shipping the 1000th Spire color server since its launch less than a year ago proves the strength of Spire as the color server for the professional community," says Eli Shalhon, Director of Marketing, Print-On-Demand Systems Group. "The Spire server, with outstanding features especially suited to commercial printers, is closing the gap between traditional printing and digital printing. Looking ahead, I am excited by the features that are planned for this product as we continue to develop our leadership in this market."

"The CreoScitex Spire color server is superior to other color servers on the market because it adds value to the entire production process," continues Mr. Shalhon. The Spire server provides a comprehensive solution by addressing all production requirements starting from the prepress phase through to the output of printed copies. The complete workflow includes built-in imposition tools, color-management features, and quality-enhancement features such as CreoScitex Full Auto Frame trapping.

Spire: Variable Data Printing

The Spire color server is designed for the challenging demands of variable data printing, such as processing long-run jobs and efficient caching of repeating elements to avoid redundant RIP time. Government and the banking, insurance, and health industries are adopting Variable Information (VI) technology, which lays the foundations for the adoption of digital printing. One successful example is PENTE Corporation of Toronto, which specializes in direct marketing, advertising and graphic design. PENTE has led the variable information revolution in the health insurance industry with client Liberty Health, which is part of the Fortune 500 Liberty Mutual Group. Liberty Health provides health benefit management services to more than 750,000 Canadians. Liberty and PENTE set out to determine whether personalized mail produced substantially different success rates from traditional methods of customer solicitation. The results were very positive. "PENTE's utilization of CreoScitex print-on-demand variable information functionality has dramatically increased both the quantity and quality of applications received at Liberty Health," says Bob Pente, President of PENTE Corporation.

Spire: Speed, Versatility and Quality

Another satisfied user of the Spire server is Michael Epstein, President of Digital Imaging Inc. of Salem, MA. "With our recent purchase of a CreoScitex Spire for our Xerox DocuColor 2045, we have remained true to our commitment to quality. The benefits to our business have been evident. Our successful transition from prepress service bureau to digital imaging center would not have been possible without the speed, versatility and quality we depend on from mission-critical components like the CreoScitex Spire server. Excellence in color, a robust yet intuitive user interface, and a powerful arsenal of features for the manipulation of documents make the CreoScitex Spire the heart of our digital printing operations."

See Spire Servers at Print '01

The Spire color server will be demonstrated at Print '01 driving the Xerox DocuColor 2060 at CreoScitex booth 5710, from September 6-13. See the Spire server driving both the Xerox DocuColor 2060 and the new, soon-to-be-released Xerox press at the Xerox booth 8805.

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About CreoScitex

CreoScitex is a world leader in solutions for the graphic arts industry. Core product lines include image capture systems; inkjet proofers; thermal imaging devices for films, plates, and proofs; professional color and copydot scanning systems; and workflow management software. CreoScitex is also an Original Equipment Manufacture supplier of on-press imaging technology, components for digital presses, and color servers for high-speed, print-on-demand digital printers. CreoScitex is a division of Creo Products Inc., which trades on NASDAQ (CREO) and the TSE (CRE).

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© 2001 Creo Products Inc. CreoScitex is a division of Creo Products Inc. The CreoScitex product names mentioned in this document are trademarks or service marks of Creo Products Inc. and may be registered in certain jurisdictions. Other company and brand, product and service names are for identification purposes only and may be trademarks or registered trademarks of their respective holders. Data is subject to change without notice.

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This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties are described under the caption "Information Regarding Forward-looking Statements" and elsewhere in our Annual Report and also in our Annual Information Form (40-F), both for the fiscal year ended September 30, 2000, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference. We do not assume any obligation to update the forward-looking information contained in this press release.

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Contact:

CreoScitex
Rochelle van Halm
Tel: +1-604-451-2700
Fax: +1-604-437-9891
Email: rochelle_van_halm@creoscitex.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREO PRODUCTS INC.

Date: August 29, 2001

/s/ Paul Kacir
Paul Kacir, Assistant Corporate Secretary